Exhibit 99.2

cro AN OIFIG UM CHLARU CUIDEACHTAI COMPANIES REGISTRATION OFFICE variation of company capital as prescribed under Section 83(6) Companies Act 2014 (This form also serves as notice of alteration of share capital under section 92(1) Companies Act 2014) B7 CRO receipt date stamp & barcode 145835 Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes Company name in full ICON Public Limited Company Description of change note one 60,596 shares in the capital of ICON Public Limited Company (The “Company”) were redeemed by the Company and upon redemption were subsequently cancelled out of the issued share capital of the Company. Date effective 04 09 2015 Day Month Year Certification I hereby certify that the particulars contained in this form are correct and have been given in accordance with the Notes on Completion of Form B7 Signature Director Secretary note two Name in bold capitals or typescript Diarmaid Cunningham 1/10/2015 Presenter details Name ICON plc South County Business Park, Leopardstown, Dublin 18, Ireland 01 256 4529 erina.fox@iconplc.com  Name Address Telephone Email Dx Number/Exchange Fax number Contact person Erina Fox Reference number